UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM N-8A

NOTIFICATION OF REGISTRATION FILED PURSUANT TO

SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940

The undersigned investment company hereby notifies the U.S. Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940 and in connection with such notification of registration submits the following information:

Name:	Rimrock Funds Trust

Address of Principal Business Office (No. & Street, City, State, Zip Code):

100 Innovation Drive, Suite 200

Irvine, California 92617

Telephone Number (including area code): [phone number]

Name and address of agent for service of process:

Robert S. De Leon, Esq.

Rimrock Capital Management, LLC

100 Innovation Drive, Suite 200

Irvine, California 92617

Copy to:

John J. O’Brien, Esq.

Morgan, Lewis & Bockius LLP

1701 Market Street
Philadelphia, PA 19103

Check Appropriate Box:

Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A: Yes ☒  No ☐

SIGNATURES

Pursuant to the requirements of the Investment Company Act of 1940, the Registrant has caused this notification of registration to be duly signed on its behalf in the City of Irvine, State of California on the 11th day of December, 2018.

Rimrock Funds Trust

By:	/s/ Scott Dubchansky
Name: Scott Dubchansky
Title: Trustee

Attest:	/s/ Robert S. De Leon

Name:	Robert S. De Leon, Esq.

Title:	Chief Compliance Officer & Anti-Money Laundering Officer